1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 4.2% Quarter-over-Quarter decline in Revenues Resulting in Earnings per Share of NT$ 0.67 or Earnings per ADS of US$ 0.11 for First Quarter 2014

Taichung, Taiwan, Apr 30, 2014–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2014 were NT$ 18,060 million, which represented a 4.2% decline in revenues compared to the fourth quarter of 2013 and a 30.7% growth in revenues compared to the first quarter of 2013. SPIL reported a net income of NT$ 2,091 million for the first quarter of 2014, compared with a net income of NT$ 2,260 million and a net loss of NT$ 292 million for the fourth quarter of 2013 and the first quarter of 2013, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.67, and diluted earnings per ADS was US$ 0.11.

All figures were prepared in accordance with TIFRS on a consolidated basis.

Operating results review:

•	For the first quarter of 2014, net revenues from IC packaging were NT$ 15,941 million and represented 88% of total net revenues. Net revenues from testing operations were NT$ 2,119 million and represented 12% of total net revenues.

•	Cost of goods sold was NT$ 14,065 million, representing a decrease of 3.1% compared to the fourth quarter of 2013 and an increase of 19.2% compared to the first quarter of 2013.

•	Raw materials costs were NT$ 6,180 million for the first quarter of 2014 and represented 34.2% of total net revenues, whereas raw materials costs were NT$ 6,485 million and represented 34.4% of total net revenues for the fourth quarter of 2013.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 155 million.

•	Gross profit was NT$ 3,995 million for the first quarter of 2014, representing a gross margin of 22.1%, which decreased from a gross margin of 22.9% for the fourth quarter of 2013 and was up from 14.6% for the first quarter of 2013.

•	Total operating expenses for the first quarter of 2014 were NT$ 1,603 million, which included selling expenses of NT$ 210 million, administrative expenses of NT$ 559 million and R&D expenses of NT$ 834 million. Total operating expenses represented 8.9% of total net revenues for the first quarter of 2014.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 73 million.

•	Operating income was NT$ 2,392 million for the first quarter of 2014, representing an operating margin of 13.2%, which decreased from 14.0% for the fourth quarter of 2013 and increased from 4.6% for the first quarter of 2013.

•	Net income before tax was NT$ 2,551 million for the first quarter of 2014, which decreased from a net income before tax of NT$ 2,795 million for the fourth quarter of 2013 and increased from a net loss before tax of NT$ 203 million for the first quarter of 2013.

•	Income tax expense was NT$ 460 million for the first quarter of 2014, compared with income tax expense of NT$ 536 million for the fourth quarter of 2013 and income tax expense of NT$ 89 million for the first quarter of 2013.

•	Net income was NT$ 2,091 million for the first quarter of 2014, which decreased from a net income of NT$ 2,260 million for the fourth quarter of 2013 and increased from a net loss of NT$ 292 million for the first quarter of 2013.

•	Total number of shares outstanding was 3,138 million shares as of Mar 31, 2014. Diluted earnings per ordinary share for this quarter was NT$ 0.67, or US$ 0.11 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 18,945 million as of Mar 31, 2014 from NT$ 16,975 million as of Dec 31, 2013, and NT$ 17,413 million as of Mar 31, 2013.

•	Capital expenditures for the first quarter of 2014 totaled NT$ 3,010 million, which included NT$ 2,168 million for packaging equipment and NT$ 842 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2014 totaled NT$ 2,816 million, which included NT$ 2,154 million was from packaging operations and NT$ 662 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,941 million for the first quarter of 2014, which represented a decrease of NT$ 642 million or 3.9% compared to the fourth quarter of 2013.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 29%, 20% and 39%, respectively, of total net revenues for the first quarter of 2014.

•	Capital expenditures for IC packaging operations totaled NT$ 2,168 million for the first quarter of 2014, which included NT$ 1,990 million for packaging and building construction and NT$ 178 million for wafer bumping operations.

•	As of Mar 31, 2014 we had 7,544 wirebonders installed, of which 10 were added and 225 were disposed in the first quarter of 2014.

IC testing service:

•	Net revenues from testing operations were NT$ 2,119 million for the first quarter of 2014, which represented a decrease of NT$ 142 million or 6.3% compared to the fourth quarter of 2013.

•	Capital expenditures for testing operations totaled NT$ 842 million for the first quarter of 2014.

•	As of Mar 31, 2014 we had 431 testers installed, of which 26 were added and 12 were disposed in the first quarter of 2014.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q14	4Q13
Communication	63%	60%
Computing	14%	14%
Consumer	19%	22%
Memory	4%	4%

•	Breakdown by packaging type:

By packaging type	1Q14	4Q13
Bumping & Flip Chip	39%	38%
Substrate Based	29%	30%
Leadframe Based	20%	20%
Testing	12%	12%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Mar 31, 2014 reflect our gains or losses attributable to the first quarter of 2014 unaudited financial results of several of our investees which are evaluated under the equity method. The consolidated financial data for our company for the three months ended Mar 31, 2014 is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31, 2014			Mar 31, 2013		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Current Assets
Cash and cash equivalent	621,772	18,945,401	18	17,412,640	18	1,532,761	9
Accounts receivable	502,535	15,312,224	15	11,291,031	12	4,021,193	36
Inventories	135,046	4,114,854	4	3,454,543	3	660,311	19
Other current assets	61,976	1,888,402	1	1,681,929	2	206,473	12

Total current assets	1,321,329	40,260,881	38	33,840,143	35	6,420,738	19

Non-current Assets
Available-for-sale financial assets	237,626	7,240,470	7	5,831,957	6	1,408,513	24
Long-term investment under equity method	20,445	622,968	—	667,702	1	(44,734)	–7
Property, plant and equipment	1,818,662	55,414,638	53	53,794,138	56	1,620,500	3
Intangible assets	10,401	316,908	—	466,479	—	(149,571)	–32
Other assets	51,325	1,563,873	2	1,890,857	2	(326,984)	–17

Total non-current assets	2,138,459	65,158,857	62	62,651,133	65	2,507,724	4

Total Assets	3,459,788	105,419,738	100	96,491,276	100	8,928,462	9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Short-term loans	85,000	2,589,950	2	2,535,125	3	54,825	2
Accounts payable	226,114	6,889,708	7	6,078,852	6	810,856	13
Current portion of long-term debt	164,071	4,999,234	5	3,156,730	3	1,842,504	58
Other current liability	328,030	9,995,078	9	11,566,285	12	(1,571,207)	–14
Non-current Liabilities
Long-term loans	451,127	13,745,828	13	12,268,120	13	1,477,708	12
Other liabilities	45,952	1,400,168	1	1,120,933	1	279,235	25

Total Liabilities	1,300,294	39,619,966	37	36,726,045	38	2,893,921	8

Stockholders’ Equity
Capital stock	1,022,764	31,163,611	30	31,163,611	32	—	—
Capital reserve	517,605	15,771,441	15	16,470,154	17	(698,713)	–4
Legal reserve	269,372	8,207,777	8	7,645,816	8	561,961	7
Special reserve	8,028	244,604	—	—	—	244,604	—
Retained earnings	264,400	8,056,254	8	4,725,232	5	3,331,022	70
Other equity	77,325	2,356,085	2	724,606	1	1,631,479	225
Treasury stock	—	—	—	(964,188)	–1	964,188	–100

Total Equity	2,159,494	65,799,772	63	59,765,231	62	6,034,541	10

Total Liabilities & Shareholders’ Equity	3,459,788	105,419,738	100	96,491,276	100	8,928,462	9

Forex ( NT$ per US$ )		30.47		29.83

(1)	All figures are under TIFRS.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	1Q2014				1Q 2013		YOY	1Q 2014	4Q 2013		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	596,643		18,060,370	100.0		13,819,210	30.7	18,060,370		18,843,765	–4.2
Cost of Goods Sold	(464,676)		(14,065,731)	–77.9		(11,802,344)	19.2	(14,065,731)		(14,522,575)	–3.1

Gross Profit	131,967		3,994,639	22.1		2,016,866	98.1	3,994,639		4,321,190	–7.6

Operating Expenses
Selling Expenses	(6,929)		(209,748)	–1.2		(178,566)	17.5	(209,748)		(223,483)	–6.1
Administrative Expenses	(18,454)		(558,595)	–3.1		(505,772)	10.4	(558,595)		(567,202)	–1.5
Research and Development Expenses	(27,561)		(834,278)	–4.6		(695,429)	20.0	(834,278)		(884,282)	–5.7

	(52,944)		(1,602,621)	–8.9		(1,379,767)	16.2	(1,602,621)		(1,674,967)	–4.3

Operating Income	79,023		2,392,018	13.2		637,099	275.5	2,392,018		2,646,223	–9.6

Non-operating Income	10,177		308,053	1.7		172,634	78.4	308,053		272,587	13.0
Non-operating Expenses	(4,916)		(148,800)	–0.8		(1,012,348)	–85.3	(148,800)		(123,332)	20.6

Income from Continuing Operations before Income Tax	84,284		2,551,271	14.1		(202,615)	—	2,551,271		2,795,478	–8.7
Income Tax Credit (Expenses)	(15,205)		(460,241)	–2.5		(89,242)	415.7	(460,241)		(535,946)	–14.1

Net Income	69,079		2,091,030	11.6		(291,857)	—	2,091,030		2,259,532	–7.5

Other comprehensive income
Exchange difference for translating the financial statements of foreign operation	4,132		125,062			216,418				141,483
Unrealized valuation profit and loss of available-for-sale financial assets	38,104		1,153,417			437,506				(320,107)
Acturial gain and loss of defined benefit plan	—		—			—				96,041
Tax effect of other comprehensive income items	(1,297)		(39,261)			(28,082)				(35,305)

Total other comprehensive income	40,939		1,239,218			625,842				(117,888)

Total comprehensive income	110,018		3,330,248			333,985				2,141,644

Earnings Per Ordinary Share- Diluted		NT$	0.67		NT$	–0.09			NT$	0.72

Earnings Per ADS- Diluted		US$	0.11		US$	–0.02			US$	0.12

Weighted Average Outstanding Shares - Diluted (‘k)			3,138,305			3,078,319				3,134,752

Forex ( NT$ per US$ )			30.27			29.48				29.55

(1)	All figures are under TIFRS.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2014		3 months, 2013
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income before tax	84,284	2,551,271	(202,615)
Depreciation	92,421	2,816,070	2,499,603
Amortization	4,672	142,344	146,029
Change in working capital & others	(17,942)	(546,696)	2,175,882

Net cash flows provided from operating activities	163,435	4,962,989	4,618,899

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(98,796)	(3,010,312)	(3,016,241)
Proceeds from disposal of equipments	5,441	165,780	7,063
Payment for deferred charges/other changes	(6,002)	(182,873)	(95,673)

Net cash used in investing activities	(99,357)	(3,027,405)	(3,104,851)

Cash Flows from Financing Activities:

Net cash provided from financing activities	—	—	—

Foreign currency exchange effect	581	34,570	46,100

Net increase (decrease) in cash and cash equivalents	64,659	1,970,154	1,560,148

Cash and cash equivalents at beginning of period	557,113	16,975,247	15,852,492

Cash and cash equivalents at end of period	621,772	18,945,401	17,412,640

Forex ( NT$ per US$ )		30.47	29.04

(1)	All figures are under TIFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 30, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer